UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Ari de Sá Cavalcante Neto

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP, 01412-100

Brazil

With a copy to:
Manuel Garciadiaz

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106

1	NAME OF REPORTING PERSON ASCN Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 8,297,485 (2)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 8,297,485 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,297,485 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) CO

_______________

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 8,297,485 Class B common shares held of record by ASCN Investments Ltd., a company controlled by Ari de Sá Cavalcante Neto. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,450,551 Class A common shares outstanding as of April 8, 2022, as reported by the Issuer on the Form 6-K filed with the Securities and Exchange Commission on April 13, 2022, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

CUSIP No. G04553106

1	NAME OF REPORTING PERSON Ari de Sá Cavalcante Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 344,182
	8	SHARED VOTING POWER 8,297,485
	9	SOLE DISPOSITIVE POWER 344,182
	10	SHARED DISPOSITIVE POWER 8,297,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,641,667 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) IN

_______________

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 344,182 Class A common shares held by Ari de Sá Cavalcante Neto and 8,297,485 Class B common shares held of record by ASCN Investments Ltd., a company controlled by Ari de Sá Cavalcante Neto. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,450,551 Class A common shares outstanding as of April 8, 2022, as reported by the Issuer on the Form 6-K filed with the Securities and Exchange Commission on April 13, 2022, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is filed by ASCN Investments Ltd. and Ari de Sá Cavalcante Neto (together, the “Reporting Persons”, and each, a “Reporting Person”), with respect to the Class A common shares, par value $0.00005 per share (the “Class A Common Shares”), of Arco Platform Limited, a Cayman Islands exempted company incorporated with limited liability (the “Issuer”). The shares of the Issuer described herein held by the Reporting Persons were previously reported on Schedule 13G filed on February 14, 2019 (as amended, the “Schedule 13G”). This Schedule 13D represents the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission with respect to shares of the Issuer, and amends the Schedule 13G. The Issuer’s principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by ASCN Investments Ltd. and Ari de Sá Cavalcante Neto. Mr. de Sá Cavalcante Neto is the sole director of ASCN Investments Ltd.

(b)	The principal office and business address for ASCN Investments Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address for Mr. de Sá Cavalcante Neto is Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil.

(c)	ASCN Investments Ltd. is principally an investing holding entity for Mr. de Sá Cavalcante Neto.

The principal occupation of Mr. de Sá Cavalcante Neto is serving as the Chief Executive Officer of the Issuer, which provides high-quality education technology to private primary and secondary, or K-12, schools. The principal executive offices of the Issuer are located at Rua Augusta 2840, 9th floor, suite 91 Consolação, São Paulo – SP, 01412-100, Brazil.

(d)	During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	ASCN Investments Ltd. is a Cayman Islands company limited by shares. Mr. de Sá Cavalcante Neto is a citizen of Brazil.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

The descriptions of the Proposal (as defined below) under Item 4 is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

On November 30, 2022, General Atlantic L.P., as adviser to its affiliated investment funds (“General Atlantic”), Dragoneer Investment Group, LLC (“Dragoneer Adviser”) as adviser to its affiliated investment funds, Oto Brasil de Sá Cavalcante and Mr. de Sá Cavalcante Neto (together, the “Founders”, and, collectively with General Atlantic and Dragoneer Adviser, the “Bidding Group”) entered into a Joint Bidding Agreement (the “Joint Bidding Agreement”) pursuant to which the Bidding Group agreed to (i) work together to submit the Proposal (as defined below), (ii) act in good faith to pursue the Proposed Transaction (as defined below) and (iii) deal exclusively with each other in pursuing the Proposed Transaction and to cooperate and participate in the negotiation of the terms of the definitive documentation in connection with the Proposed Transaction.

On November 30, 2022, the Bidding Group submitted a preliminary non-binding proposal (“Proposal”) to the Board of Directors of the Issuer (the “Board”) related to the proposed acquisition by affiliated investment funds of General Atlantic and Dragoneer Adviser of all of the Class A Common Shares not beneficially owned by the Bidding Group for cash consideration of US$11.00 per share (the “Proposed Transaction”), with the Founders rolling over 100% of their Class A Common Shares and Class B common shares, par value $0.00005 per share (the “Class B Common Shares”).

Any definitive agreement entered into in connection with the Proposed Transaction would be subject to customary closing conditions, including approval by the Board, any required shareholder approvals and approval by any applicable regulatory authorities. No assurance can be given that any definitive agreement will be entered into, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. Each of the Reporting Persons reserves the right to modify or withdraw the Proposal at any time and no binding obligation on the part of any of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement. While the Proposal remains under consideration by the Board, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Board and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Common Shares of the Issuer from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

References to the Joint Bidding Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to, respectively, the Joint Bidding Agreement and the Proposal, copies of which are attached hereto as Exhibit 2 and Exhibit 3, and incorporated herein by reference in their entirety.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. de Sá Cavalcante Neto beneficially owns 344,182 Class A Common Shares and the Reporting Persons beneficially own 8,297,485 Class B Common Shares, which, in the aggregate, represents approximately 22.9% of the total number of Class A Common Shares reported to be outstanding as of April 8, 2022 (as calculated in accordance with Rule 13d-3(d)(1)(i)), approximately 30.3% of the total number of Class B Common Shares outstanding, and voting power of approximately 27.5% (the percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class).

By virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a “group” with General Atlantic, Dragoneer (as defined below) and Oto Brasil de Sá Cavalcante that own Class A Common Shares and Class B Common Shares pursuant to Section 13(d) of the Exchange Act as a result of jointly submitting the proposal. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Common Shares beneficially owned by any other reporting person(s), General Atlantic, Dragoneer or Mr. Brasil de Sá Cavalcante. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Common Shares or Class B Common Shares of the Issuer that are beneficially owned by any other reporting person(s), General Atlantic, Dragoneer or Mr. Brasil de Sá Cavalcante. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), General Atlantic, Dragoneer or Mr. Brasil de Sá Cavalcante.

Based on the Schedule 13D filed by Oto Brasil de Sá Cavalcante with the Securities and Exchange Commission on December 2, 2022, Mr. de Sá Cavalcante Neto beneficially owns 19,103,363 Class B Common Shares, which represents approximately 39.3% of the total number of Class A Common Shares reported to be outstanding as of April 8, 2022 (as calculated in accordance with Rule 13d-3(d)(1)(i)), approximately 69.7% of the total number of Class B Common Shares outstanding, and voting power of approximately 63.0% (the percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class).

Based on the Schedule 13D filed by General Atlantic and the other reporting persons therein with the Securities and Exchange Commission on December 1, 2022, General Atlantic and the other reporting persons beneficially own 2,908,072 Class A Common Shares, which includes (a) 1,183,934 Class A Common Shares, and (b) 1,724,138 Class A Common Shares issuable upon conversion of all the Company’s Senior Convertible Notes due 2028 (the “2028 Convertible Notes”) held by General Atlantic and the other reporting persons. Based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 and (ii) 1,724,138 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes held by General Atlantic and the other reporting persons, General Atlantic and the other reporting persons beneficially own approximately 9.3% of the outstanding Class A Common Shares (as calculated in accordance with Rule 13d-3(d)(1)(i)).

Based on the Schedule 13D filed by Dragoneer Adviser and Marc Stad (together, “Dragoneer”) with the Securities and Exchange Commission on December 1, 2022, Dragoneer beneficially owns 5,013,675 Class A Common Shares, which includes (a) 1,565,395 Class A Common Shares, and (b) 3,448,280 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes held by Dragoneer. Based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022, and (ii) 3,448,280 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes held by Dragoneer, Dragoneer beneficially owns approximately 15.2% of the outstanding Class A Common Shares (as calculated in accordance with Rule 13d-3(d)(1)(i)).

Accordingly, in the aggregate, the Reporting Persons, General Atlantic, Dragoneer and Oto Brasil de Sá Cavalcante may be deemed to beneficially own 35,666,777 Class A Common Shares, comprised of an aggregate of 3,093,511 Class A Common Shares, 5,172,418 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes and 27,400,848 issuable upon conversion of Class B Common Shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 57.5% of the total number of Class A Common Shares based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 and (ii) an aggregate of 32,573,266 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes and all the Class B Common Shares reported outstanding as of April 8, 2022.

(b)	The Reporting Persons have shared voting and dispositive power with respect to all of the shares of the Issuer owned by the Reporting Persons.

The information disclosed under Item 5(a) above is hereby incorporated by reference into this Item 5(b).

(c)	The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5(c).

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under Item 3, Item 4 and Item 5 above is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated November 30, 2022, by and between ASCN Investments Ltd. and Ari de Sá Cavalcante Neto

Exhibit 2:	Joint Bidding Agreement, dated as of November 30, 2022, by and among General Atlantic L.P., Dragoneer Investment Group, LLC, Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto

Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30, 2022

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2022

ASCN INVESTMENTS LTD.

By:	/s/ Ari de Sá Cavalcante Neto
Name:	Ari de Sá Cavalcante Neto
Title:	Director

/s/ Ari de Sá Cavalcante Neto
Ari de Sá Cavalcante Neto